Drinker Biddle & Reath LLP
                                 One Logan Square
                                    Suite 2000
                              Philadelphia, PA 19103
                              (215) 988-2700 (Phone)
                            (215) 988-2757 (Facsimile)
                              www.drinkerbiddle.com


March 2, 2011




VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE:		First Pacific Mutual Fund, Inc.
		Post-Effective Amendment No. 34
		(File Nos. 33-23452 and 811-05631)
		----------------------------------

Ladies and Gentlemen:

	On behalf of First Pacific Mutual Fund, Inc. (the "Company"), transmitted herewith for filing pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended ("1933 Act") is Post-Effective Amendment No. 34 to the Company's Registration Statement on Form N-1A (the "Amendment") under the 1933 Act and the Investment Company Act of 1940, as amended.

	The Amendment is being filed pursuant to Rule 485(a)(2) of the 1933 Act to register shares of a new fund of the Company - the First Pacific Low Volatility Fund.

	Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2887, or in my absence, Nancy O'Hara at (215) 988-2699.


                                              Sincerely yours,


                                              /s/ Julie Sterner Patel
                                              Julie Sterner Patel, Esquire



Enclosure